SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed February 26, 2024
File No. 333-275956

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are filing herewith the Company’s Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares.

The purpose of this letter is to respond to the comment letter dated March 4, 2024 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Amendment 2 of the Company’s Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form F-1 filed February 26, 2024

Exhibits

1.

Your revised filing fee table does not reflect a maximum offering price within the price range included in this amendment. Please revise your filing fee table to reflect the maximum offering price of $6 per share.

Response:

In response to this comment, the filing fee table has been revised to reflect a maximum offering price of $6 per share.

2.	Please revise the legality opinion to separately opine upon the resale registration shares. Since such shares are outstanding, the opinion should be whether the shares “are”, not “will be,” legally issued, fully paid and non-assessable.

Response:

In response to this comment, the Respondent has filed as Exhibit 5.2 an additional opinion of Harney Westwood and Riegels regarding the Resale Shares that opines that the Resale Shares are validly issued, fully paid and non-assessable.

U.S. Securities and Exchange Commission
March 5, 2024

If you have any questions relating to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.